

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2021

Lloyd Spencer
Chief Executive Officer
CoroWare, Inc,
13110 NE 177th Place, #145
Woodinville, WA 98072

> **Re: CoroWare, Inc,**
> **Offering Statement on Form 1-A**
> **Filed August 31, 2021**
> **File No. 024-11619**

Dear Mr. Spencer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Cover Page

1. Please disclose prominently on the cover page and in a risk factor that Lloyd Spencer, CEO, controls the company through his ownership of Series G Preferred Stock.

Principal Stockholders, page 35

2. Please disclose the beneficial ownership of Series A Preferred Stock and Series C Preferred Stock. Please identify the significant shareholders of Series B Preferred Stock and Series E Preferred Stock or tell us why this information is not required to be disclosed.

3. Please describe the voting rights of the common stock and all series of preferred stock.

For example, you state in description of securities, beginning on page 38, that Series A Preferred Stock has no voting rights except when mandated by Delaware law. Please describe when Delaware law would require a vote by Series A Preferred Shareholders. Similarly, please include the voting rights of Series B, C, and E.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch Chief, at (202) 551- 3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary Blum